UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Better Home & Finance Holding Company
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08774B102
(CUSIP Number)

1/0 Mortgage Investment LLC
215 NW 24th Street, Suite 501
Miami, Florida 33127
(786) 348-2280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08774B102	Page 2 of 8

1.	Names of Reporting Persons. 1/0 Mortgage Investment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,276,317(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,276,317
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,276,317(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%(2)
14.	Type of Reporting Person: OO

(1) The beneficial ownership reported herein does not include 7,711,443 shares of Class A common stock (“Class A Common Stock”) of Better Home & Finance Holding Company (the “Issuer”) disposed of by 1/0 Mortgage Investment, LLC and sales made by it described herein after April 8, 2024, over which certain of the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Stockholders on June 4, 2024.  See Item 5.

(2) This percentage was calculated based on 392,522,531 shares of Class A Common Stock outstanding as of April 8, 2024, based on information disclosed in the definitive proxy statement filed by the Issuer on April 22, 2024.

SCHEDULE 13D
CUSIP No. 08774B102	Page 3 of 8

1.	Names of Reporting Persons. Better Portfolio Holdings 1 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,130,931
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,130,931
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,130,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%(1)
14.	Type of Reporting Person: OO

(1) This percentage was calculated based on: (a) 392,522,531 shares of Class A Common Stock outstanding as of April 8, 2024, based on information disclosed in the definitive proxy statement filed by the Issuer on April 22, 2024, and (b) 17,130,931 of shares of Class A Common Stock issuable upon conversion of the 17,130,931 shares of the Issuer’s Class B common stock (“Class B Common Stock”) held directly by Better Portfolio Holdings 1 LLC.

SCHEDULE 13D
CUSIP No. 08774B102	Page 4 of 8

1.	Names of Reporting Persons. Riaz Valani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,287,014(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,287,014(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,287,014(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%(2)
14.	Type of Reporting Person: IN

(1) This amount excludes securities reported herein as beneficially owned by Better Portfolio Holdings 1 LLC.  Mr. Valani is a manager of Better Portfolio Holdings 1 LLC until June 3, 2024.  Following his resignation as a manager of Better Portfolio Holdings 1 LLC, he is no longer deemed to beneficially own any Issuer securities beneficially owned by Better Portfolio Holdings 1 LLC. See Item 5.

(2) This percentage was calculated based on: (a) 392,522,531 shares of Class A Common Stock outstanding as of April 8, 2024, based on information disclosed in the definitive proxy statement filed by the Issuer on April 22, 2024, and (b) 10,010,697 of shares of Class A Common Stock issuable upon conversion of the 10,010,697 shares of the Class B Common Stock Mr. Valani may be deemed to beneficially own.  See Item 5.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on September 1, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on April 15, 2024 (“Amendment No. 1”, and as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.  This Amendment No. 2 is being filed to updated the beneficial ownership of the Reporting Persons to reflect certain transfers of Issuer securities inadvertently excluded from Amendment No. 1 to the Schedule 13D, recent transactions, and Mr. Valani’s resignation as a manager of Better Portfolio Holdings 1 LLC as of June 3, 2024.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 5 of this Amendment No. 2 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The number of shares of Class A Common Stock beneficially owned by each Reporting Person, including the number of shares over which each Reporting Person has sole or shared dispositive or voting power, is set forth on the cover pages of this Schedule 13D and is incorporated by reference herein.

As of June 2, 2024, Mr. Valani is deemed to beneficially own 25,287,014  shares of Class A Common Stock consisting of: (i) 15,276,317 shares of Class A Common Stock held directly by 1/0 Mortgage Investment, LLC, (ii) 879,765 shares of Class B Common Stock held directly by the Green Trust, which are convertible into shares of Class A Common Stock on a one-for-one basis, and (iii) 9,130,932 shares of Class B Common Stock held directly by a member of Mr. Valani’s immediate family, which are convertible into shares of Class A Common Stock on a one-for-one basis.  Mr. Valani (x) is the manager of 1/0 Services LLC, which in turn is the manager of 1/0 Mortgage Investment, LLC, and (y) may be deemed to have investment and voting power over the Issuer securities directly held by the Green Trust and a member of Mr. Valani’s immediate family as described herein.  Therefore, Mr. Valani may be deemed to beneficially own the securities described in (i) through (iii) above, representing approximately 6.3% of the shares of Class A Common Stock outstanding.

As of June 2, 2024, Better Portfolio Holdings 1 LLC directly holds 17,130,931 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis.  The 17,131,931 shares of Class A Common Stock beneficially owned by Better Portfolio Holdings 1 LLC represents 4.2% of the shares of Class A Common Stock outstanding.  Mr. Valani is a manager of Better Portfolio Holdings 1 LLC until June 3, 2024.  Following his resignation as a manager of Better Portfolio Holdings 1 LLC, he is no longer deemed to beneficially own any Issuer securities beneficially owned by Better Portfolio Holdings 1 LLC.

The beneficial ownership percentages of the Class A Common Stock reported herein were based on 392,522,531 shares of Class A Common Stock outstanding as of April 8, 2024, based on information disclosed in the definitive proxy statement filed by the Issuer on April 22, 2024 (the “Definitive Proxy Statement”), and the number of shares of Class A Common Stock issuable upon conversion of any Class B Common Stock beneficially owned by each Reporting Person, as applicable.

Additionally, as of June 2, 2024, based on 291,901,442 shares of Class B Common Stock outstanding as of April 8, 2024, as reported by the Issuer in the Definitive Proxy Statement, Mr. Valani’s beneficial ownership represents 3.6% of the total voting power of the Issuer, and Better Portfolio Holdings 1 LLC’s beneficial ownership represents 4.1% of the total voting power of the Issuer.

The beneficial ownership reported herein does not include the 7,711,443 shares of Class A Common Stock distributed by 1/0 Mortgage Investment, LLC on April 11, 2024 previously described in the Schedule 13D and the sales described below.  Such dispositions occurred after April 8, 2024, the record date for the Issuer’s annual meeting of stockholders, to be held on June 4, 2024 (the “Annual Meeting”), as disclosed in the Definitive Proxy Statement.  The Reporting Persons may be deemed to continue to have beneficial ownership over such shares through the date of the Annual Meeting, solely by virtue of the rights to vote such shares of Class A Common Stock at the Annual Meeting.

(c) Except as set forth herein or on Schedule A attached hereto, none of the Reporting Persons has effected any transactions in Class A Common Stock since the filing of Amendment No. 1 to the Schedule 13D on April 15, 2024 through June 2, 2024.

Additionally, the following transactions were inadvertently excluded from the information disclosed in Amendment No. 1:

On March 12, 2024, Better Portfolio Holdings 1 LLC transferred 879,765 shares of Class B Common Stock to the Green Trust.

On March 21, 2024, Better Portfolio Holdings 1 LLC transferred 9,130,932 shares of Class B Common Stock to a member of Mr. Valani’s immediate family.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

As of March 21, 2024, Better Portfolio Holdings 1 LLC ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock.

As of April 11, 2024, 1/0 Mortgage Investment, LLC ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2024

1/0 MORTGAGE INVESTMENT, LLC

By: /s/ Riaz Valani
Name: Riaz Valani
Title: Authorized Person

BETTER PORTFOLIO HOLDINGS 1 LLC

By: /s/ Riaz Valani
Name: Riaz Valani
Title: Authorized Person

RIAZ VALANI

By: /s/ Riaz Valani

SCHEDULE A

Transactions in Class A Common Stock Since the Filing of Amendment No. 1 to the Schedule 13D on
April 15, 2024 through June 2, 2024

Trade Date	Class A Common Stock Sold	Weighted Average Price Per Share	Name of Entity
05/24/2024	100,000	$0.3322	1/0 Mortgage Investment, LLC
05/24/2024	50,000	$0.3669	1/0 Mortgage Investment, LLC
05/24/2024	157,139	$0.3361	1/0 Mortgage Investment, LLC
05/28/2024	50,000	$0.3425	1/0 Mortgage Investment, LLC
05/28/2024	100,000	$0.3417	1/0 Mortgage Investment, LLC
05/28/2024	234,456	$0.3442	1/0 Mortgage Investment, LLC
05/29/2024	100,000	$0.3307	1/0 Mortgage Investment, LLC
05/29/2024	301,697	$0.3417	1/0 Mortgage Investment, LLC
05/29/2024	50,000	$0.3456	1/0 Mortgage Investment, LLC
05/30/2024	303,339	$0.3416	1/0 Mortgage Investment, LLC
05/30/2024	100,000	$0.3448	1/0 Mortgage Investment, LLC
05/30/2024	100,000	$0.3478	1/0 Mortgage Investment, LLC
05/30/2024	350,000	$0.3453	1/0 Mortgage Investment, LLC
05/31/2024	100,000	$0.3304	1/0 Mortgage Investment, LLC
05/31/2024	100,000	$0.3324	1/0 Mortgage Investment, LLC
05/31/2024	520,422	$0.3352	1/0 Mortgage Investment, LLC

The above transactions were effected in the open market.